Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 24, 2017. The following proposal was considered by the shareholders:

Proposal: To elect five (5) Trustees (James R. Boyle, William H. Cunningham, Grace K. Fey, Hassell H. McClellan and Gregory A. Russo) to serve for a three-year term ending at the 2020 Annual Meeting of Shareholders

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
William H. Cunningham	40,694,144.723	851,670.518
Grace K. Fey	40,737,945.981	807,869.260
Hassell H. McClellan	40,699,930.723	845,884.518
Gregory A. Russo	40,738,728.981	807,086.260
Non-Independent Trustee
James R. Boyle	40,745,327.212	800,488.029

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky, and Warren A. Thomson.